Mail Stop 3561

February 1, 2007

Mr. Paul E. Estridge, Jr., President
The Estridge Group, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Re: **The Estridge Group, Inc.**
                Estridge Development Company, Inc.
                Paul E. Estridge Corp.
                Offering Statement on Form 1-A
                Filed December 29, 2006
                File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Estridge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with the legal basis underlying the exemption claimed from the Trust Indenture Act of 1939. We may have additional comment.

2.   Please advise us if you will utilize sales materials in promoting the sale of the

shares pursuant to this offering circular. If so, please send us a copy of these materials to review. See Rule 256 of Regulation A.

3.   Prior to the qualification of this offering statement, the staff requests that we be provided with a call from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Part I. Notification, page 1

4.   Please revise your responses noted "N/A" to clarify that the item is not applicable.

Item 1 - Significant Parties, page 1

5.   For each of the company's directors and officers and for counsel of the company, please revise to include the person's residential address as required by Item 1 of the Form 1-A.

6.   Please revise your response to Item 1(d) and 1(e) to provide the business and residential addresses.

7.   We note your response to Item 1(f). It appears to us that the company has promoters. See Rule 405 of the Securities Act of 1933 for the definition of promoter. Revise as appropriate.

8.   Revise to provide the addresses in response to Item 1(g).

9.   Please revise Items 1(j), 1(k), and 1(m) to include the person's residential address as required by Item 1 of the Form 1-A.

Item 4 – Jurisdictions in Which Securities Are to be Offered

10.   Revise to clarify the methods by which the securities are going to be offered and describe how buyers will be solicited.

11.   Clarify whether the officers and directors will be offering the securities.

12.   Please supplementally advise us whether Indiana Securities, LLC is registered as a broker-dealer. We may have further comment.

13.   Revise the disclosure to note, if true, that the securities have been or will be registered in the noted jurisdictions.

Offering Circular Cover Page

14.   We note that you have left blank the interest rate percentages and the maturity dates for the three tranches of subordinated debentures. We also note that you have left blank other information throughout the Form 1-A. Please be advised that there is no ability to file a post effective amendment to the Form 1-A. Therefore, you must determine the offering terms prior to the qualification of the Form 1-A.

15.   Please revise to indicate the aggregate dollar amount of three year notes, five year notes and eight year notes being offered.

16.   Please clarify your statement "or such later date not to exceed thirty (30) days" to indicate that the termination date may be extended for an additional thirty days.

17.   Revise to indicate the ending date of the offering if the minimum is reached by the termination date.

18.   Please revise to indicate the approximate date of commencement of the proposed sale to the public.

19.   We note your reference to the "Placement Agent" throughout the offering circular. Please revise to identify the "Placement Agent."

20.   We note your statement that "as of September 30, 2006, the total Senior Indebtedness *would have been* approximately $87.2 million." (Emphasis added.) Please revise to indicate what the total Senior Indebtedness was as of September 30, 2006.

Offering Circular Summary, page 1

21.   Please identify the Estridge Companies' state of incorporation.

22.   Provide support for the company's statement that "[t]he companies…built a solid reputation for building the finest custom homes in the Indianapolis area."   The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the offering circular or provided supplementally to us. We also note your statement, in the business section, that "we are able to deliver consistent quality at affordable prices because of our depth of management experience, vertically integrated operations and responsiveness to customer desires." Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

23.   Please provide the basis for the statement that "the Estridge Companies…[are] one of the largest homebuilders in the area."

24.   Please revise to briefly describe the business conducted by the company's subsidiaries and affiliates companies noted in this section.

25.   In the last paragraph on this page you disclose the company's 2006 and 2005 net loss/income on a "stand alone basis". However, the amounts reported in this disclosure agree to the 2006 and 2005 net loss/income disclosed in the consolidated statements of operations on page F-5. You also state the 2006 net loss was "less on a 'consolidated basis' as the Estridge Companies reported a consolidated net loss of $2.0 million due to the 'other Estridge Companies' experiencing net income of $933,000." Since the statements of operations presented on page F-5 apparently include all consolidated subsidiaries and variable interest entities, please clarify the meaning of "stand alone basis", "consolidated basis" and the "other Estridge Companies."

The Offering, page 3

26.   Revise to indicate that the interest will be computed on the basis of a 360 day year of 12, 30 day months.

Risk Factors, page 5

27.   We note your statement that the "risks and uncertainties discussed below are in addition to those that apply to most businesses generally. In addition, as we continue to grow and operate our business, we may encounter other risks of which we are not aware at this time." You should not reference risks that are not deemed material. Revise to delete the noted statements.

28.   Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. Some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings.

29.   Revise risk factor 16 to indicate the "certain additional selected states" where the Notes are being offered for sale.

<u>The Estridge Companies have experienced losses, page 6</u>

30.   In this risk factor (and in the second paragraph on page 17) you state in, "in 2006, both the Company and the Estridge Companies experienced substantial losses, where expenses exceeded revenues by $3 million and $2 million, respectively." Please reconcile these amounts to the financial statements and revise the document accordingly.

<u>Use of Proceeds, page 10</u>

31.   Please revise to fill in the blank spaces.

32.   Please disclose in detail how the company expects to use the proceeds allocated to working capital.

<u>Capitalization, page 11</u>

33.   Revise to provide the "as adjusted for minimum" column information.

<u>Business, page 11</u>

34.   The offering circular must be revised to address in detail the company's business, its current state of operations, and the structure of the company's business along with the other material aspects of your business. The disclosure must provide investors with sufficient information to allow them to evaluate the risks and merits of the investment. Substantially revise your disclosure throughout the Offering Circular to address our concerns. We may have further comment.

35.   Please revise to describe in detail the operations of each of the company, the guarantors, and the subsidiaries of the company along with the company's affiliates noted in the offering circular summary section.

36.   Please revise to describe how the company, its subsidiaries and affiliates are vertically integrated.

37.   Please revise to address in detail the business conducted by First Mile Entertainment, LLC, First Mile Capital, LLC, First Mile Services, LLC and First Mile Investments, LLC.

38.   Please revise to address in detail the business conducted by Estridge Investments, LLP and Firstsource Capital, LLC.

39.   Please discuss the business conducted by BCE Associates IV which is listed as an affiliate in Part I of the Offering Statement.

Product Design and Quality, page 11

40.   Please provide the basis for the statements that "The Estridge name has long been associated with quality construction and customer satisfaction. This has resulted in satisfaction ratings by our customers over 95% and referral rates of over 40%."

Employees, page 16

41.   Please revise to indicate the number of persons employed by each of the company's affiliated entities. Also consider indicating the number of employees in each type of position.

2006 Financial Results, page 17

42.   Please provide a percentage breakdown of the revenue and net income earned by the company and each of its industry segments.

43.   Please revise to include a Management's Discussion and Analysis section in accordance with Item 303(b) of Regulation S-B. We consider the information in the MD&A section as necessary to provide investors with the material information necessary to make an informed investment decision.

44.   We note your statement that "these closings, had they occurred, would have allowed us to be profitable in 2006." We are unclear as to the reasonable basis for your statement considering the closings did not occur. Any projections must be reasonably objective and have persuasive support as required by Item 10 of Regulation S-B. Please revise to delete the noted statement from the offering circular.

45.   Please describe any agreements that the company has entered into with lending institutions. Please list in tabular format loans to the companies and the material terms of the loans.

Recent Events, page 17

Loan Covenants, page 17

46.   We note you indicate that the company is in violation of loan covenants with National City Bank. Supplementally advise us whether non compliance with the loan covenants with National City Bank affect any other loan agreements and

their loan covenants.

47.   Please revise to update the disclosure regarding the company's compliance with the loan covenants with National City Bank.

48.   We note that the company states it has outstanding borrowings from National City Bank of $2.2 million. We also note that as of 9/30/06, the company's borrowings from this entity were $3.5 million. Please revise to disclose the date $2.2 million was outstanding on this loan.

Description of Property, page 18

49.   Please identify the lessors of the described properties.

50.   Please revise to clarify the suitability, adequacy and extent of utilization of the office space and the design studio.

51.   We note your statement that you lease your office space from an unrelated party and that you lease your design studio from an unrelated third party. We also note your statement later in the Offering Circular that the company leases office space from Estridge Investments, LLP. Please address what office space is leased from Estridge Investments, LLP.

Management, page 18

52.   Please briefly clarify that the "Development Company" is Estridge Development Company, Inc. and the "Custom Company" is Paul E. Estridge Corp.

53.   Please list the ages of the directors, executive officers and significant employees as required by Item 8 of Form 1-A.

54.   Please disclose the period during which each director and executive officer has served in their positions.

Security Ownership of Management and Certain Securityholders, page 21

55.   In the table, please include a line item for all officer and directors as a group. See Item 10 of Model B.

56.   Please provide a summary of the management and a description of Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC.

57.	Please revise to address whether BCE Associates IV is managed by the Development Company.

58.	Please revise to indicate the amount of the fixed priority return that is guaranteed by the Estridge Development Company and The Estridge Group, Inc.

59.	We note that the limited liability companies and the lot sales agreements are structured so that the third-party equity investors are paid a fixed priority return. Please file as exhibits to the Form 1-A a form of a lot sales agreement and the operating agreements for BCE Associates I, II, III and IV or advise us why they are not required to be filed.

Certain Transactions, page 23

60.	Please specifically describe any affiliate transactions as required by Item 11 of Form 1-A. We note that Paul E. Estridge Corp. has various notes payable to related parties. We also note that Estridge Development Company has a note payable to Paul Estridge, Jr. We may have further comment.

Description of the Subordinated Notes, page 23

61.	We note your statement that "[t]he following statements are brief summaries of certain provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms." (Emphasis added). Please revise to indicate that the disclosure addresses the material provisions of the Indenture.

62.	Please revise to clarify whether the Indenture contains provisions requiring the maintenance of any financial ratios.

Guarantees of the Notes, page 24

63.	We note that the Guaranty Agreement indicates that Paul E. Estridge may become liable for payment of the guaranteed obligations. Please describe the material terms of the guarantees specifically address that Paul E. Estridge may become liable for the guaranteed obligations. Describe the Reimbursement Agreement.

64.	We note that the Note indicates that "[n]o recourse for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any member, manager, incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation … all such liability being … expressly waived and released by each holder of this Note." We also note that the Guaranty Agreement indicates that Paul Estridge may become liable for the guaranteed obligations. Please revise the Note to clarify whether Paul Estridge may become liable for the guaranteed obligations. We may have further comment.

Plan of Distribution, page 29

65.   Please revise to indicate that Indiana Securities, LLC is an underwriter or advise us of the basis for your determination that Indiana Securities, LLC is not an underwriter. See Section 2(a)(11) of the Securities Act of 1933.

Glossary of Terms, page 31

66.   We note your statement that "[n]either delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof." In light of Rule 253(e) of Regulation A, please remove the noted statement.

Financial Statements, page F-1

67.   The financial statements should be updated as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date and at the filing date of any amendment.

Consolidated Balance Sheet, page F-3

68.   Please revise to present the minority interest in variable interest entities outside of permanent equity for each period presented. Similarly, revise the presentation in the statement of stockholders' equity.

Note A – Nature of Operations and Summary of Significant Accounting Policies, page F-8

Segment Information

69.   We note the businesses of FSC, EDS and First Mile are different than your primary business. Please revise to disclose your accounting policies with respect to segments, and to provide the disclosures required by paragraph 25 of SFAS 131.

Nature of Operations, page F-8

70.   You state that the financial statements include subsidiaries Ameritage, PEEC and
       First Mile. We note that you do not mention the consolidation of subsidiaries
       First Mile Entertainment, LLC, First Mile Capital, LLC or First Mile Investments,
       LLC, as listed under "Item 1. Significant Parties." You also appear to exclude
       these companies from your discussion of what is included in the Consolidated
       Summary Financial Data on page 1. Please tell us why these companies appear to
       not be consolidated in the financial statements and revise your disclosures to
       clarify. We also note you do not list BCE Associates IV LLC as a consolidated
       variable interest entity. Please advise and revise your disclosures as appropriate.

Revenue and Cost Recognition, page F-8

71.   We note your disclosure that the company and Ameritage utilize the deposit
       method of recognizing revenue under SFAS 66. Revise to disclose where on the
       balance sheet you account for cash received from the buyers subject to sales
       contracts. Expand your disclosures to more fully describe the revenue cycle for
       these transactions, including the reasons why you believe that the use of the full
       accrual method of revenue recognition under SFAS 66 is not appropriate.

72.   You state that revenues for First Mile, EIP, and FSC are generally recognized
       when services are rendered. Revise to provide your accounting policy for
       recognizing revenue for these entities in accordance with Staff Accounting
       Bulletin (SAB) Topic 13. It appears these three companies are in different
       industries, and accordingly, your disclosures should be different for each of these
       companies. Also, clarify any exceptions in your revenue recognition policies as
       you state the revenues for these companies are generally recognized when
       services are rendered.

73.   Please revise to clarify how your revenue recognition policy with respect to BCE
       I, BCE II, BCE III and EDC complies with SFAS 66 and SAB 13, as applicable.
       Also, since you state that these entities recognize revenue upon the sale of
       completed lots to related parties, please clarify whether there are material
       transactions with related parties which have not been eliminated in consolidation.
       If so, please provide the disclosures required by paragraph 2 of SFAS 57.

74.   In paragraph 46 of SFAS 66, we note the conditions that must be met in order for
       the percentage of completion method to be used. Please explain to us why you
       consistently apply this method to PEEC transactions where the customer already
       owns the land on the site the home is to be constructed. Also tell us why this
       method is not used for TEG or Ameritage.

75.   Revise to disclose your policy for recognizing revenue for EDS.

Lot Inventory and Land Development Costs and Construction in Process, page F-9

76.   Please revise to disclose the nature of the costs included in land development
        costs and construction in process. Describe the life cycle of your business,
        including the total amount of time it takes to develop a lot and sell the home, and
        address why all of your inventory is classified as short term.

77.   Revise your disclosures to state whether your inventory is evaluated for
        impairment under ARB 43, SFAS 144 or other applicable guidance, and why you
        believe that such guidance is applicable based on the classification of your
        inventory.

78.   Disclose the total dollar amount and number of properties included in inventory
        that are subject to sales contracts. Refer to paragraph 65 of SFAS 66.

Property, Equipment, and Depreciation, page F-9

79.   We note that it appears that significant disposals of both property and equipment
        and intangible assets occurred during the year ended September 30, 2006. Please
        revise your disclosures to include the material terms of these dispositions. Tell us
        whether any proceeds were received for these disposals and whether any gain or
        loss was recorded for each transaction. If so, please revise your cash flow
        statement disclosures accordingly.

Reserve for Warranty Costs, page F-10

80.   Revise to provide all of the disclosures required by paragraphs 13 and 14 of FIN
        45.

81.   In the second to last paragraph on page 15, you state your HomeLife Maintenance
        and Reliability Program provides homeowner warranty insurance from
        "Residential Warranty Company" and this coverage is for "ten years for structural
        matters, four years for structural matters .…" Clarify the nature of Residential
        Warranty Company. Clarify if you bear the ultimate responsibility for paying
        your customers for matters covered under this policy, and if so, if you have
        included the potential amount of liability in your warranty reserve. Tell us if you
        or the customers pay the premiums for the insurance from Residential Warranty
        Company.

Note B – Intangible Assets, page F-12

82.   Per SOP 98-5, *Reporting on the Costs of Start-Up Activities,* all costs of start-up
         activities, should be expensed as incurred and per SFAS 2, costs of research and
         development activities are charged to expense when incurred. Please describe the
         nature of your "Start up and pre-development costs" as well as the "Marketing
         Development costs" and explain to us why you have capitalized these costs as
         intangible assets. Provide us with the source in the accounting literature that
         supports your presentation. We may have further comment upon review of your
         response.

Note E – Debt and Credit Arrangements, page F-14

83.   Tell us if any of this debt has been assumed by buyers. If so, disclose the total
         dollar amount of debt assumed, your accounting treatment for any subsequent
         collections of principal and interest by the buyers, and where this is accounted for
         in the balance sheet.

Note J – Stockholder and Variable Interest Entities Equity, page F-23

Common Stock, page F-23

84.   Please revise to disclose the nature and purpose of the issuance of 491,274 shares
         of common stock that is described as an equity contribution in the statement of
         changes in stockholders' equity. If the stock was not issued in exchange for cash,
         tell us how you valued the issuance of these shares.

Equity of Variable Interest Entities, page F-23

85.   Revise to provide all of the disclosures required by paragraphs 23-26 of FIN
         46(R) in a note to the financial statements.

Note N – Purchase Commitments, page F-26

86.   Revise to clarify if and when you are required to pay the commitments discussed
         in this footnote. Clarify if you are required to pay the amounts as of a certain date
         or if a certain event transpires. Disclose whether you have option contracts for
         these commitments. Disclose if any of the purchase commitment amounts are
         included as liabilities in the balance sheet. Clarify if the finished lots you acquire,
         as discussed on page 12, represent a material portion of the commitments
         discussed in this footnote.

Note S – Commitments and Contingencies, page F-28

87.   We note the settlement regarding environment clean-up as well as the disclosures regarding other potential environmental liability issues in the non-financial portion of the document. Please tell us if you may incur costs related to reclamation and remediation. Revise to discuss your potential environmental remediation obligations in the footnotes. Tell us how you determined the amount of any recognized liability or discuss how you concluded no liability was necessary. Describe your consideration of all relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

Exhibits

88.   Prior to qualification of the Form 1-A, please revise to file the final executed Indenture of Trust, Corporate Guarantee and Escrow Agreement as exhibits to the Form 1-A.

89.   File the Reimbursement Agreement between the guarantors and Paul E. Estridge as an exhibit to the Form 1-A.

90.   Please file your legality opinion with your next amendment.

Signatures

91.   We note your statement that "pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons …." Revise to provide the language noted on the Signatures page of Form 1-A regarding the offering statement.

92.   As required by Instruction 1 to the Signature requirements of the Form 1-A, the signatures of the chief executive officer and the chief financial officer must be included. Please include the appropriate signatures or titles.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Michael J. Messaglia, Esq. (by facsimile)
        Karen Ball Woods, Esq.
        (317) 636-1507